UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
 Amendment No. 3
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BORDERFREE, INC.
(Name of Subject Company (Issuer))

BRICKBREAKER ACQUISITION CORP.
(Offeror)
a direct wholly owned subsidiary of

PITNEY BOWES INTERNATIONAL HOLDINGS, INC.
(Offeror)
an indirect subsidiary of

PITNEY BOWES INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

09970L100
(CUSIP Number of Class of Securities)

Daniel Goldstein
Executive Vice President, Chief Legal and Compliance Officer
Pitney Bowes Inc.
3001 Summer St.
Stamford, Connecticut 06926-0700
(203) 356-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott A. Barshay, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$515,418,148	$59,891.59

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $14 (i.e., the per share tender offer price) by (y) the sum of (a) 32,066,998 shares of Borderfree common stock issued and outstanding, (b) 257,622 shares subject to issuance pursuant to stock options granted and outstanding under the U.S. Share Option Plan of Borderfree, Inc., (c) 568,974 shares subject to issuance pursuant to stock options granted and outstanding under the Israeli Share Option Plan of Borderfree, Inc., (d) 1,574,546 shares subject to issuance pursuant to stock options granted and outstanding under Borderfree’s 2011 Stock Option and Grant Plan, (e) 1,929,343 shares subject to issuance pursuant to stock options granted and outstanding under the 2014 Stock Option and Incentive Plan, (f) 30,000 shares subject to issuance pursuant to restricted stock units granted and outstanding under the 2014 Stock Option and Incentive Plan and (g) 388,099 shares subject to issuance pursuant to restricted stock units granted and outstanding under Borderfree’s 2015 Stock Option Inducement Plan.  The foregoing share figures have been provided by the issuer to the offerors and are as of May 4, 2015, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $59,891.59	Filing Party: Pitney Bowes Inc., Pitney Bowes International Holdings, Inc. and BrickBreaker Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: May 12, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) BrickBreaker Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Pitney Bowes International Holdings, Inc., a Delaware corporation (“PBIH”) and an indirect subsidiary of Pitney Bowes Inc., a Delaware corporation (the “Parent”), (ii) PBIH and (iii) Parent.  This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 12, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Borderfree, Inc., a Delaware corporation (“Borderfree”), at a price of $14.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on June 9, 2015 (one minute after 11:59 p.m., New York City time, on June 9, 2015). The Offer was not extended. The Depositary has advised us that, as of the Expiration Date, 30,775,882 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 95 percent of the currently issued and outstanding Shares. In addition, Notices of Guaranteed Delivery had been delivered for 181,852 Shares, representing approximately 0.5 percent of the currently issued and outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, on June 10, 2015, Parent and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and without a vote or meeting of Borderfree stockholders pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, the Purchaser was merged with and into Borderfree, with Borderfree continuing as the surviving corporation and a subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the Merger Consideration, subject to any required withholding of taxes, except for (i) Shares then held by Borderfree as treasury stock or held by Purchaser that were accepted for payment by Purchaser in the Offer, all of which were canceled and retired and ceased to exist, and (ii) Shares that were held by any stockholder of Borderfree who properly demanded appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger.

The Shares will no longer be listed on the NASDAQ Stock Market.

On June 10, 2015, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The press release announcing the expiration and results of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(C) hereto, and it is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(C) Press Release issued by Pitney Bowes Inc., dated June 10, 2015.”*

*Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2015

BRICKBREAKER ACQUISITION CORP.

By:	/s/ Steven J. Green
	Name:	Steven J. Green
	Title:	President

PITNEY BOWES INTERNATIONAL HOLDINGS, INC.

By:	/s/ Debbie D. Salce
	Name:	Debbie D. Salce
	Title:	Vice President and Treasurer

PITNEY BOWES INC.

By:	/s/ Marc B. Lautenbach
	Name:	Marc B. Lautenbach
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(5)(C)	Press Release issued by Pitney Bowes Inc., dated June 10, 2015.*
 *  Filed herewith